ISSUED ON BEHALF OF RELX PLC

Results of Annual General Meeting 2019

The Annual General Meeting of RELX PLC was held on Thursday 25 April 2019.

The table below shows the results of the poll on all 23 resolutions. Each shareholder present in person, or by proxy, was entitled to one vote per share held.

	Resolution	For	% votes cast For	Against	% votes cast Against	Total votes cast (excluding votes withheld)	% of issued capital voted (excluding Treasury shares)	Withheld
1.	Receive the 2018 Annual Report	1,550,913,162	99.99	197,017	0.01	1,551,110,179	79.30	2,338,816
2.	Approve Annual Remuneration Report	1,356,104,243	93.60	92,695,095	6.40	1,448,799,338	74.06	104,649,672
3.	Declaration of 2018 Final Dividend	1,552,739,436	100.00	2,141	0.00	1,552,741,577	79.38	707,434
4.	Re-appointment of auditors	1,516,603,075	98.46	23,746,115	1.54	1,540,349,190	78.74	13,097,839
5.	Auditors’ remuneration	1,530,086,285	98.55	22,580,291	1.45	1,552,666,576	79.37	782,435
6.	Elect Andrew Sukawaty as a Director	1,551,533,268	99.92	1,174,083	0.08	1,552,707,351	79.38	739,452
7.	Re-elect Erik Engstrom as a Director	1,552,375,405	99.98	347,600	0.02	1,552,723,005	79.38	726,006
8.	Re-elect Sir Anthony Habgood as a Director	1,461,341,074	94.11	91,421,666	5.89	1,552,762,740	79.38	716,935
9.	Re-elect Wolfhart Hauser as a Director	1,413,748,076	94.22	86,736,713	5.78	1,500,484,789	76.71	52,965,086
10.	Re-elect Adrian Hennah as a Director	1,539,268,520	99.13	13,452,727	0.87	1,552,721,247	79.38	727,764
11.	Re-elect Marike van Lier Lels as a Director	1,542,895,373	99.37	9,832,947	0.63	1,552,728,320	79.38	720,691
12.	Re-elect Nick Luff as a Director	1,548,496,353	99.73	4,226,712	0.27	1,552,723,065	79.38	726,811
13.	Re-elect Robert MacLeod as a Director	1,474,295,911	95.71	66,090,390	4.29	1,540,386,301	78.75	13,063,574
14.	Re-elect Linda Sanford as a Director	1,491,560,518	96.06	61,165,433	3.94	1,552,725,951	79.38	723,060
15.	Re-elect Suzanne Wood as a Director	1,546,258,448	99.58	6,465,769	0.42	1,552,724,217	79.38	723,451
16.	Authority to allot shares	1,461,941,704	94.12	91,298,413	5.88	1,553,240,117	79.40	207,248
17.	Disapplication of pre-emption rights	1,536,826,627	99.37	9,739,556	0.63	1,546,566,183	79.06	6,865,084
18.	Additional disapplication of pre-emption rights	1,509,230,762	97.59	37,332,755	2.41	1,546,563,517	79.06	6,867,749
19.	Authority to purchase own shares	1,531,423,221	98.69	20,312,163	1.31	1,551,735,384	79.33	1,714,491
20.	Notice period for general meetings	1,423,520,612	92.09	122,345,564	7.91	1,545,866,176	79.03	7,583,700
21.	Adopt new Articles of Association	1,552,574,782	100.00	37,206	0.00	1,552,611,988	79.37	837,888
22.	Approve capitalisation issue	1,545,845,195	100.00	48,238	0.00	1,545,893,433	79.03	7,554,112
23.	Approve capital reduction	1,552,019,792	99.93	1,109,523	0.07	1,553,129,315	79.40	320,561

NOTES:

1.	The ‘For’ vote includes those giving the Chairman discretion.

2.	Votes ‘Withheld’ are not counted in the calculation of the proportion of votes ‘For’ or ‘Against’ a resolution.

3.	Resolutions 17 to 21 and 23 are Special Resolutions.

4.	At the close of business on Tuesday 23 April 2019 the total number of ordinary shares in issue, excluding Treasury shares, was 1,956,125,711

5.

The full text of the resolutions can be found in the Notice of Annual of General Meeting, which is available for inspection at the National Storage Mechanism http://www.morningstar.co.uk/uk/NSM and on the Company's website at www.relx.com.

6.

As per Listing Rule 9.6.2 a copy of the resolutions passed, other than resolutions concerning ordinary business, will shortly be submitted to the National Storage Mechanism for inspection at http://www.morningstar.co.uk/uk/NSM